As filed with the Securities and Exchange Commission on November 7, 2002

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT

THE SECURITIES ACT OF 1933

PAYCHEX, INC.
(exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	16-1124166 (I.R.S. Employer Identification No.)
911 Panorama Trail South Rochester, New York (Address of Principal Executive Offices)	14625 (Zip Code)

PAYCHEX, INC. 2002 STOCK INCENTIVE PLAN
(Full title of the Plan)

John M. Morphy
Senior Vice President,
Chief Financial Officer and Secretary
Paychex, Inc.
911 Panorama Trail South
P.O. Box 25397
Rochester, New York 14625-0397
(585) 385-6666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Justin P. Doyle, Esq.
Nixon Peabody LLP
1300 Clinton Square
Rochester, New York 14604
(585) 263-1000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered(1)	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock $.01 par value	9,107,569	$27.68	$252,097,510	$23,192.97

TABLE OF CONTENTS

(1) In addition, pursuant to Rule 416(b) under the Securities Act of 1933, this Registration Statement also covers an indeterminate number of additional shares of common stock as may be issuable pursuant to anti-dilution provisions of the Plan. Of the shares being registered above, 1,607,569 were previously registered under the Company's 1998 Stock Incentive Plan on Form S-8 (No. 333-65191) and are being carried over pursuant to Instruction E to Form S-8, with respect to which shares a registration fee of $21,977.73 was paid.

(2) Inserted solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1). As instructed by Rule 457(h)(1) and estimated in accordance with Rule 457(c), based upon the average of the high and low prices for the Registrant's common stock on November 5, 2002.

Part II

**INFORMATION REQUIRED IN THE
REGISTRATION STATEMENT**

Item 3. Incorporation of Certain Documents by Reference.

The following documents which have been filed by Paychex, Inc. (the "Registrant") with the Securities and Exchange Commission are incorporated herein by reference:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2002 filed pursuant to Section 13 of the Securities Exchange Act of 1934.

(b) The Registrant's Current Reports on Form 8-K filed September 23, 2002, September 19, 2002 and August 9, 2002.

(c) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form S-1 (No. 2-85103) and in any amendment or report filed for the purpose of amending such description.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

The General Corporation Law of Delaware (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit.

The following provision is contained in the Registrant's Certificate of Incorporation: "No director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase which was illegal under Section 174 (or any successor section) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The foregoing provisions shall not eliminate or limit the liability of a director from any act or omission occurring prior to the date when such provisions become effective."

The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

The Registrant's Certificate of Incorporation provides for indemnification to the fullest extent authorized by Section 145 of the General Corporation Law of Delaware for directors, officers and employees of the Registrant and also to persons who are serving at the request of the Registrant as directors, officers or employees of other corporations (including subsidiaries); provided that, with respect to proceedings initiated by such indemnitee, indemnification shall be provided only if such proceedings were authorized by the Board of Directors. The right of indemnification is not exclusive of any other right which any person may acquire under any statute, bylaw, agreement, contract, vote of stockholders or otherwise.

The Registrant has entered into Indemnity Agreements with each of its officers and directors. The agreement alters or clarifies the statutory indemnity in the following respects: (i) indemnity is explicitly provided for settlements in derivative actions, (ii) the Registrant is obligated to advance a director's or officer's expenses of defending an action against him/her if the director or officer undertakes to repay such advances if he/she is ultimately found not to be entitled to indemnification or he/she is otherwise reimbursed for the expenses, (iii) indemnification is mandatory unless a determination is made that the director or officer has not met the required standard, (iv) the director or officer is permitted to petition a court to determine whether his/her actions met the standards required and the burden in placed on the Registrant to prove that the director's or officer's conduct did not meet the required standard, and (v) partial indemnification is permitted in the event that the director or officer is not entitled to full indemnification.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

See Exhibit Index.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of the Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 7th day of November, 2002.

PAYCHEX, INC

By: /s/ John M. Morphy

John M. Morphy, Senior Vice President,
Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 7, 2002.

/s/ B. Thomas Golisano	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)
B. Thomas Golisano	
/s/ John M. Morphy	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)
John M. Morphy	
Betsy S. Atkins	Director
/s/ G. Thomas Clark*	Director
G. Thomas Clark	
/s/ David J. S. Flaschen*	Director
David J. S. Flaschen	
Phillip Horsley	Director

_____ Grant M. Inman	Director
/s/ J. Robert Sebo* _____ J. Robert Sebo	Director
/s/ Joseph M. Tucci* _____ Joseph M. Tucci	Director
* By: /s/ John M. Morphy _____	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description	Location
4-1	The Paychex, Inc. 2002 Stock Incentive Plan	Filed Herewith
5-1	Legal Opinion of Nixon Peabody LLP	Filed Herewith
23-1	Consent of Nixon Peabody LLP	Contained in opinion filed as Exhibit 5-1 to this Registration Statement
23-2	Consent of Ernst & Young LLP	Filed Herewith
24-1	Power of Attorney	Filed Herewith